Exhibit 9.03

                          SPONSORED RESEARCH AGREEMENT

         This Agreement, effective as of ____________________(the "Effective Date"), is between the University of Massachusetts ("Institution"), a public institution of higher education of the Commonwealth of Massachusetts, as represented by its Worcester campus and having an office location at 333 South Street, Suite 400, Shrewsbury, MA, 01545 and Advanced Influenza Technologies, Inc. ("Sponsor"), a subsidiary of UTEK corporation having corporate headquarters at 2109 E. Palm Avenue, Tampa, Fl 33605.


                                 R E C I T A L S
                                 ---------------

         WHEREAS, Institution has expertise and an extensive technology portfolio relating to plasmid DNA vaccines for the prophylaxis and treatment of influenza, in the laboratory of Dr. Shan Lu, Professor of the Department of Medicine; and

         WHEREAS, Sponsor desires to fund research in the laboratory of Dr. Lu for the further development of a polyvalent influenza deoxyribonucleic acid based vaccine; and

         WHEREAS, Institution is willing to perform such research under the terms and conditions of this Agreement;

         NOW, THEREFORE, Institution and Sponsor hereby agree as follows:

1. Definitions.
   -----------

         1.1. "Confidential Information" means any confidential or proprietary information furnished by one party (the "Disclosing Party") to the other party (the "Receiving Party") in connection with performance of the Research Project, provided that the information is specifically designated as confidential. Confidential Information may include, without limitation, trade secrets, know-how, inventions, technical data or specifications, testing methods, and research and development activities.

         1.2. "Field" means polyvalent deoxyribonucleic acid based vaccine for the prophylaxis and treatment of influenza in humans.

         1.3. "Inventions" means any potentially patentable invention based on the Research Results which is (i) conceived during the term of this Agreement by employees of Institution or Sponsor, or both, and (ii) reduced to practice either during or within six (6) months after the term of this Agreement.

         1.4. "Materials" means any tangible biological, chemical, or physical materials. In the case of biological materials, the term "Materials" also means tangible materials that are routinely produced through use of original materials, including, for example, any progeny derived from a cell line, monoclonal antibodies produced by hybridoma cells, DNA or RNA replicated from isolated DNA or RNA, recombinant proteins produced through use of isolated DNA or RNA, and recombinant proteins isolated from a cell extract or supernatant by non-proprietary affinity purification methods.

         1.5. "Material Information" means any information regarding the Sponsor's operations, business plans, finances, experimental findings from its own research, or ideas.

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         1.6. "Patent Rights" means all United States and foreign patent applications claiming an Invention, including any divisional, continuation, continuation-in-part (to the extent that the claims are directed to an Invention), and foreign equivalents of those patent applications, as well as any patents issued on those applications or reissues or reexaminations of them.

         1.7. "Principal Investigator" means an employee of Institution who has primary responsibility for performance of the Research Project.

         1.8. "Project Materials" means Materials that are discovered or developed in performance of the Research Project.

         1.9. "Research Project" means the research project described on Exhibit A, which Institution agrees to perform under the terms of this Agreement.

         1.10. "Research Results" means all data, test results, laboratory notes, techniques, know-how, and any other research results that are obtained in performance of the Research Project. The term Research Results does not include any Project Materials, Inventions, copyrighted or copyrightable works, trademarks or service marks, or other intellectual property based on the Research Results. As a matter of policy, Institution ordinarily does not assert trade secret protection for Research Results.

         1.11. "Technical Representative" means an individual designated by Sponsor as its principal technical representative for consultation and communications with Institution and the Principal Investigator. The Technical Representative is identified in Section 2.1 below.

2. Performance of Research Project.
   -------------------------------

         2.1. Principal Investigator and Technical Representative. The Principal Investigator is Shan Lu, MD, Ph.D., MHA, Professor of the Department of Medicine. If Dr. Shan Lu ceases to serve as Principal Investigator for any reason, Institution shall promptly notify Sponsor, and Institution and Sponsor shall use good faith efforts to identify a mutually acceptable replacement within sixty (60) days. If a suitable replacement Principal Investigator cannot be identified within the sixty-day period, Sponsor may terminate this Agreement as provided in Section 6.2. [need to define someone or set a timeframe in which they will be idenfitied]. Sponsor may change its Technical Representative upon thirty (30) days written notice to Institution.

         2.2. Performance of Research Project. Institution shall use reasonable efforts to complete the Research Project; however, Institution makes no warranties regarding the completion of the Research Project or the achievement of any particular results. The Principal Investigator shall direct the Research Project and shall control the manner of its performance. The Technical Representative may consult informally with the Principal Investigator, both in person and by telephone, regarding the performance of the Research Project. The Technical Representative shall have reasonable access to Institution facilities where the Research Project is being conducted, but the exact time and manner of access will be determined by the Principal Investigator.

         2.3. Records, Materials, and Reports. The Principal Investigator will prepare and maintain records containing all Research Results, including laboratory notebooks maintained in accordance with customary academic practice. During the term of this Agreement, and at the convenience of the Principal Investigator, the Technical Representative shall have reasonable access to research records, and the Principal Investigator agrees to furnish Sponsor, upon request, with reasonable amounts of any Project Materials, subject to availability. Within ninety (90) days after the expiration or termination of

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this Agreement, the Principal Investigator shall deliver to Sponsor a final report describing all significant Research Results in reasonable detail. However, the Principal Investigator may extend this ninety-day deadline with the consent of Sponsor, which consent shall not be unreasonably withheld.

3. Contributions of Sponsor.
   ------------------------

         3.1. Contributions to Research Project. Sponsor shall contribute to the Research Project the financial support, equipment, personnel, technology, and other resources listed on Exhibit B ("Sponsor Contributions").

         3.2. Payments to Institution. In consideration of the performance of the Research Project, Sponsor shall make periodic advance payments to Institution in the amounts listed on Exhibit B ("Sponsor Contributions"). Payments should be made payable to the University of Massachusetts and sent to Office of the Bursar, University of Massachusetts Medical School, 55 Lake Avenue North, Worcester, MA, 01655. If this Agreement is terminated prior to the completion of the first year for any reason, except for a material breach on the part of Institution, then on the effective date of termination, Sponsor shall pay Institution the entire amount of any balance due on the first year Sponsor Contribution of $162,800 as further defined in Exhibit B. If the first year objectives are met on the part of Institution and if this Agreement is terminated prior to the completion of the second year for any reason, except for a material breach on the part of Institution, then on the effective date of termination, Sponsor shall pay Institution the entire amount of any balance due on the second year Sponsor Contribution of $162,800 as further defined in Exhibit B.

         3.3. Use of Funds. Institution shall monitor expenditures in accordance with its institutional policies to ensure that the funds provided by Sponsor are spent in connection with the performance of the Research Project.

         3.4. Ownership of Equipment. Upon termination or expiration of this Agreement, Institution retains title to all equipment purchased or fabricated by Institution with funds provided by Sponsor.

4. Confidential Information and Publication

         4.1. Confidential Information.
              ------------------------

                  (a) Designation. Confidential Information that is disclosed in writing shall be marked with a legend indicating its confidential status (such as, "Confidential" or "Proprietary"). Confidential Information that is disclosed orally or visually shall be noted at the time of disclosure and documented in a written notice prepared by the Disclosing Party and delivered to the Receiving Party within thirty (30) days after the date of disclosure. The notice shall summarize the Confidential Information disclosed to the Receiving Party and reference the time and place of disclosure.

                  (b) Obligations. During the term of this Agreement and thereafter for five (5) years, the Receiving Party shall (i) maintain all Confidential Information in confidence, except that the Receiving Party may disclose or permit the disclosure of any Confidential Information to its directors, officers, employees, consultants, and advisors who are obligated to maintain the confidential nature of Confidential Information and who need to know Confidential Information for the performance of the Research Project; (ii) use all Confidential Information solely for the performance of the Research Project; and (iii) allow its directors, officers, employees, consultants, and advisors to reproduce the Confidential Information only to the extent necessary for the performance of the Research Project, with all reproductions being Confidential Information.

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                  (c) Exceptions. The obligations of the Receiving Party under
Section 4.1.(b) above do not apply to the extent that the Receiving Party can demonstrate that certain Confidential Information (i) was in the public domain prior to the time of its disclosure under this Agreement; (ii) entered the public domain after the time of its disclosure under this Agreement through means other than an unauthorized disclosure resulting from an act or omission by the Receiving Party; (iii) was already known or independently developed or discovered by the Receiving Party without use of the Confidential Information;
(iv) is or was disclosed to the Receiving Party at any time, whether prior to or after the time of its disclosure under this Agreement, by a third party having no fiduciary relationship with the Disclosing Party and having no obligation of confidentiality with respect to Confidential Information; or (v) is required to be disclosed to comply with applicable laws or regulations, or with a court or administrative order, provided that the Disclosing Party receives reasonable prior written notice of disclosure.

                  (d) Ownership and Return. The Receiving Party acknowledges that the Disclosing Party (or any third party entrusting its own information to the Disclosing Party) owns its Confidential Information in the possession of the Receiving Party. Upon the expiration or termination of this Agreement or at the request of the Disclosing Party, the Receiving Party shall return to the Disclosing Party all originals, copies, and summaries of documents, materials, and other tangible manifestations of Confidential Information in the possession or control of the Receiving Party, except that the Receiving Party may retain one (1) copy of the Confidential Information in the possession of its legal counsel solely for the purpose of monitoring its obligations under this Agreement.

4.2 Publications.
    ------------

                  (a) Sponsor Review of Proposed Publications. Institution and its employees are free to disclose publicly (through journals, lectures, or otherwise) Research Results, provided that the Principal Investigator provides a copy of the proposed disclosure to Sponsor at least sixty (60) days prior to the submission of any written publication and at least thirty (30) days prior to any oral public disclosure (the "Review Period") to allow Sponsor to determine whether any new Invention or Material Informationss. would be disclosed. The parties expressly agree that research grant proposals submitted to federal, state, or local agencies or non-profit organizations are not subject to review under this Section.

                  (b) Delay Period for Patent Filing. If Sponsor determines that the proposed disclosure would reveal a new Invention, then Sponsor shall notify Institution and the Principal Investigator of the determination and its basis prior to the expiration of the Review Period. Prior to the conclusion of the Review Period, one of the following events must occur: (i) Sponsor and Institution agree that no patentable Invention exists; (ii) Institution files a patent application claiming the relevant Invention pursuant to Article 5, or
(iii) Sponsor, Institution and Principal Investigator jointly agree upon deletions that prevent disclosure of any Invention.

                   (c) Removal of Material Information. If Sponsor determines that the proposed disclosure would disclose Sponsor's Material Information that Sponsor does not want disclosed, then Sponsor shall notify Institution and the Principal Investigator of the determination and its basis prior to the expiration of the Review Period. Prior to the conclusion of the Review Period, one of the following events must occur: (i) Sponsor and Institution identify mutually agreeable information that will and will not be disclosed, or (ii) Institution agrees not to make the public disclosure, or (iii) Institution determines that it will make the public disclosure, whereupon Sponsor informs


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Institution of its right (and Institution acknowledges that right) to rebut, refute, or otherwise contest the Institution's disclosure. Without limitation, Institution shall not disclose contested information prior to the expiration of the Review Period.


                  (d) Disclosure of Financial Relationship.
                      ------------------------------------
If Principal Investigator and/or Institution (jointly and severally "Author") submit a manuscript, abstract, poster, or like presentation (collectively "Manuscript") for publication in a Journal, meeting, conference or similar professional gathering (collectively "Meeting") in any way related to Research Project described herein, then Author shall disclose in a transmittal letter sent to the editor of the Journal or the organizer of the Meeting at the time the Manuscript is submitted, as the case me be, that Author has a conflict of interest in that Author will benefit financially from the commercial development of products derived directly from the Research Project described herein. Furthermore, any Manuscript related to the Research Project described herein will acknowledge the financial support of AITI, Inc. in the standard and customary footnote.

5. Intellectual Property.
   ---------------------

         5.1. Assignment of Rights in Inventions and Project Materials. The Principal Investigator agrees to assign to Institution all rights in Inventions and commercial rights in Project Materials. The Principal Investigator shall certify that every person who may be involved in the Research Project has signed the University Participation Agreement, which assigns to Institution all rights in Inventions and commercial rights in Project Materials.

         5.2. Ownership of Patent Rights and Project Materials. In accordance with United States patent law, Institution owns all Patent Rights and commercial rights in all Project Materials not claimed in the Patent Rights.

         5.3. Notice of Inventions and Project Materials. The Principal Investigator shall promptly disclose to Institution the conception or reduction to practice of any Invention and the development or discovery of any commercially valuable Project Material that is not otherwise disclosed as an Invention. Institution and Sponsor shall provide prompt written notice to the other of the internal disclosure by its employees of any Invention.

         5.4. Responsibility for Patent Rights.
              --------------------------------

                  (a) Primary Responsibility with Institution. Institution has primary responsibility, at the expense of Sponsor, for the preparation, filing, prosecution, and maintenance of all Patent Rights, using patent counsel reasonably acceptable to Sponsor. Institution shall consult with Sponsor as to the preparation, filing, prosecution, and maintenance of all Patent Rights reasonably prior to any deadline or action with the United States Patent & Trademark Office or any foreign patent office and shall furnish Sponsor with copies of all relevant documents reasonably in advance of consultation.

                  (b) Cooperation. Institution and Sponsor shall cooperate fully in the preparation, filing, prosecution, and maintenance of all Patent Rights. Cooperation includes, without limitation, (i) promptly executing all papers and instruments or requiring employees to execute papers and instruments as reasonable and appropriate; and (ii) promptly informing the other party of matters that may affect the preparation, filing, prosecution, or maintenance of any Patent Rights.

                  (c) Payment of Expenses. Within thirty (30) days after Institution invoices Sponsor, Sponsor shall reimburse Institution for all reasonable patent-related expenses incurred by Institution pursuant to


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Subsection 5.4(a). Sponsor may elect, upon sixty (60) days written notice to
Institution, to cease payment of the expenses associated with obtaining or maintaining patent protection for one or more Patent Rights in one or more countries. In that event, Sponsor loses all rights under this Agreement with respect to Patent Rights in those countries.

         5.5. Option for Exclusive License. Institution grants Sponsor a first option to obtain a worldwide, royalty-bearing, exclusive license (with the right to sublicense) under its commercial rights in the Patent Rights in the Field (the "Option Right"). Sponsor may exercise the Option Right with respect to a particular Patent Right by written notice to Institution which is received by Institution not later than sixty (60) days after the disclosure to Sponsor of the relevant Invention (the "Option Period"). If Sponsor elects not to exercise the Option Right, or fails to exercise the Option Right during the Option Period, Institution may license its commercial rights under the relevant Patent Right to any third party. If Sponsor does elect to exercise the Option Right, Institution and Sponsor shall negotiate in good faith a license agreement containing commercially reasonable terms. If Institution and Sponsor are unable to reach agreement within six (6) months after Sponsor exercised the Option Right (the "Negotiation Period"), Institution may offer its commercial rights in the relevant Patent Right to any third parties.

         5.6. Use of Research Results and Project Materials. Sponsor may use Research Results and Project Materials for its own research and development purposes including i) production of a commercial seed to be delivered to Sponsor and submitted by Sponsor to the FDA and ii) compliance with any other FDA regulations or submissions for so long as the License Agreement between Sponsor and Institution, dated _______, 2006 remains in effect; provided, however that the use does not infringe any claim of a patent application or an issued patent included in the Patent Rights for which Sponsor has failed to obtain a license as provided in Section 5.5 above. If Sponsor desires to obtain a license under the commercial rights of Institution in any Project Materials, Institution agrees to discuss the possibility of granting a license, provided that commercial rights are available for licensing when Sponsor makes its request.

         5.7. Copyrightable Works. Institution or its employees own any copyrighted or copyrightable works (including reports and publications) that are created by Institution employees in the performance of the Research Project. Institution and the Principal Investigator grant Sponsor an irrevocable, royalty-free, nontransferable, non-exclusive right to copy and distribute any such report or publication furnished to Sponsor under this Agreement.

6. Term and Termination.
   --------------------

         6.1. Term. This Agreement commences on the Effective Date and remains in effect for two (2) years, unless earlier terminated in accordance with the provisions of this Agreement.

         6.2. Loss of Principal Investigator. If the Principal Investigator leaves Institution or otherwise terminates his or her involvement in the Research Project, and if Institution and Sponsor fail to identify a mutually acceptable substitute as provided in Section 2.1, Sponsor may terminate this Agreement upon sixty (60) days prior written notice to Institution.

         6.3. Termination for Default. If either party commits a material breach of its obligations under this Agreement and fails to cure that breach within sixty (60) days after receiving written notice thereof, the other party may terminate this Agreement immediately upon written notice to the party in breach. If the alleged breach involves nonpayment of any amounts due Institution under this Agreement, Sponsor has only one (1) opportunity to cure a material breach for which it receives notice as described above; any subsequent material breach by Sponsor will entitle Institution to terminate this Agreement immediately upon written notice to Sponsor, without the sixty-day cure period.

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         6.4. Force Majeure. Neither party will be responsible for delays resulting from causes beyond reasonable control, including without limitation fire, explosion, flood, war, strike, terrorist attack, or riot, provided that the nonperforming party uses commercially reasonable efforts to avoid or remove causes of nonperformance and continues performance under this Agreement with reasonable dispatch after the causes are removed.

         6.5. Effect of Termination. The following provisions survive the expiration or termination of this Agreement: Articles 1, 4, and 7; Sections 2.3 (obligation to deliver final report), 3.2. (obligation to deliver final accounting), 6.5, 8.2, 8.3, 8.5, 8.14, and 8.15. In addition, the provisions of
Article 5 survive termination of this Agreement, as necessary to effectuate the rights of Sponsor, unless Institution has terminated this Agreement because of a material breach by Sponsor pursuant to Section 6.3.

7. Dispute Resolution.
   ------------------

         7.1. Procedures Mandatory. The parties agree to resolve any dispute arising out of or relating to this Agreement solely by means of the procedures set forth in this Article, and that these procedures constitute legally binding obligations that are an essential provision of this Agreement. If either party fails to observe the procedures of this Article, as modified by their written agreement, the other party may bring an action for specific performance in any court of competent jurisdiction.

         7.2. Dispute Resolution Procedures.
              -----------------------------

                  (a) Negotiation. In the event of any dispute arising out of or relating to this Agreement, the affected party shall notify the other party, and the parties shall attempt in good faith to resolve the matter within ten (10) days after the date notice is received by the other party (the "Notice Date"). Any disputes not resolved by good faith discussions shall be referred to senior executives of each party, who shall meet at a mutually acceptable time and location within thirty (30) days after the Notice Date and attempt to negotiate a settlement.

                  (b) Mediation. If the matter remains unresolved within sixty
(60) days after the Notice Date, or if the senior executives fail to meet within thirty (30) days after the Notice Date, either party may initiate mediation upon written notice to the other party, whereupon both parties shall engage in a mediation proceeding under the then current CPR Institute for Dispute Resolution ("CPR") Mediation Procedure, except that specific provisions of this Section override inconsistent provisions of the CPR Mediation Procedure. The mediator will be selected from the CPR Panels of Neutrals. If the parties cannot agree upon the selection of a mediator within ninety (90) days after the Notice Date, then upon the request of either party, CPR shall appoint the mediator. The parties shall attempt to resolve the dispute through mediation until one of the following occurs: (i) the parties reach a written settlement; (ii) the mediator notifies the parties in writing that they have reached an impasse; (iii) the parties agree in writing that they have reached an impasse; or (iv) the parties have not reached a settlement within one hundred twenty (120) days after the Notice Date.

                  (c) Trial Without Jury. If the parties fail to resolve the dispute through mediation, or if neither party elects to initiate mediation, each party may pursue any other remedies legally available to resolve the dispute. However, the parties expressly waive any right to a jury trial in any legal proceeding under this Section.

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         7.3. Preservation of Rights Pending Resolution.
              -----------------------------------------

                  (a) Performance to Continue. Each party shall continue to perform its obligations under this Agreement pending final resolution of any dispute arising out or relating to this Agreement. However, a party may suspend performance of its obligations during any period in which the other party fails or refuses to perform its obligations.

                  (b) Provisional Remedies. Although the procedures specified in this Article are the sole and exclusive procedures for the resolution of disputes arising out of relating to this Agreement, either party may seek a preliminary injunction or other provisional equitable relief if, in its reasonable judgment, that action is necessary to avoid irreparable harm to itself or to preserve its rights under this Agreement.

                  (c) Statute of Limitations. The parties agree that all applicable statutes of limitation and time-based defenses (such as, estoppel and laches) are tolled while the procedures set forth in Subsections 7.2(a) and 7.2(b) are pending. The parties shall take any actions necessary to effectuate this result.

8. Miscellaneous.
   -------------

         8.1. Compliance with Law and Policies. Sponsor agrees to comply with all applicable laws and the policies of Institution in the area of technology transfer, including the Intellectual Property Policy, Policy on Conflicts of Interest Relating to Intellectual Property and Commercial Ventures, and Policy on Faculty Consulting and Outside Activities, and shall promptly notify Institution of any violation that Sponsor knows or has reason to believe has occurred or is likely to occur.

         8.2. Indemnification.
              ---------------

                  (a) Indemnity. Sponsor shall indemnify, defend, and hold harmless Institution and its trustees, officers, faculty, students, employees, and agents and their respective successors, heirs and assigns (the "Indemnitees"), against any liability, damage, loss, or expense (including reasonable attorneys fees and expenses of litigation) incurred by or imposed upon any of the Indemnitees in connection with any claims, suits, actions, demands, or judgments arising out of any theory of liability (including without limitation actions in the form of tort, warranty, or strict liability and regardless of whether the action has any factual basis) relating to this Agreement or concerning any product, process, or service that is made, used, or sold pursuant to any right or license granted under this Agreement. However, indemnification does not apply to any liability, damage, loss, or expense to the extent directly attributable to (i) the negligent activities or intentional misconduct of the Indemnitees or (ii) the settlement of a claim, suit, action, or demand by Indemnitees without the prior written approval of Sponsor.

                  (b) Procedures. The Indemnitees agree to provide Sponsor with prompt written notice of any claim, suit, action, demand, or judgement for which indemnification is sought under this Agreement. Sponsor agrees, at its own expense, to provide attorneys reasonably acceptable to Institution to defend against any claim, suit, action, demand, or judgement. The Indemnitees shall cooperate fully with Sponsor in the defense and will permit Sponsor to conduct and control the defense and the disposition of the claim, suit, or action (including all decisions relative to litigation, appeal, and settlement). However, any Indemnitee may retain its own counsel, at the expense of Sponsor, if representation of that Indemnitee by the counsel retained by Sponsor would be inappropriate because of actual or potential differences in the interests of the

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Indemnitee and any other party represented by that counsel. Sponsor agrees to keep Institution informed of the progress in the defense and disposition of the claim and to consult with Institution with regard to any proposed settlement.

         8.3. Publicity Restrictions. Sponsor shall not use the name of Institution or any of its trustees, officers, faculty, students, employees, or agents, or any adaptation of those names, or any terms of this Agreement in any public announcement or disclosure without the prior written consent of Institution, such consent not to be unreasonably withheld.

         8.4. Warranty Disclaimer. Institution makes no express warranties and disclaims any implied warranties as to any matter relating to this Agreement, including without limitation the performance or results of the Research Project; the availability of legal protection for any Research Results, Project Materials, Inventions, copyrightable works, or any other work product of the Research Project; or the validity or enforceability of any Patent Right that may be obtained pursuant to this Agreement. THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE FOR ANY PROJECT MATERIALS OR RESEARCH RESULTS, OR THAT THE USE OF PROJECT MATERIALS OR RESEARCH RESULTS WILL NOT INFRINGE ANY PATENT RIGHTS OR OTHER PROPRIETARY RIGHTS OF A THIRD PARTY.

         8.5. Notice to Other Investigators. The Principal Investigator shall furnish all investigators involved in the Research Project, including faculty, staff, students, and post-doctoral fellows, with written notice of their obligations under Articles 4 and 5 of this Agreement.

         8.6. Research Partially Funded by Grants.
              -----------------------------------

                  (a) Federal Government. To the extent that any Invention has been funded by the federal government, this Agreement and the grant of any rights in that Invention is subject to and governed by federal law as set forth in 35 U.S.C. ss.ss. 201-211, and the regulations promulgated thereunder, as amended, or any successor statutes or regulations. If any term of this Agreement fails to conform with those laws and regulations, the relevant term is invalid and the parties shall modify the term pursuant to Section 8.16.

                  (b) Other Organizations. To the extent that any Invention has been funded by a non-profit organization or state or local agency, this Agreement and the grant of any rights in that Invention is subject to and governed by the terms of the applicable research grant. If any term of this Agreement fails to conform with those terms, the relevant term is invalid the parties shall modify the term pursuant to Section 8.16. At the request of Sponsor, Institution shall make available to Sponsor the terms of any research grants that will partially fund the Research Project.

         8.7. Tax-Exempt Status. Sponsor acknowledges that Institution, as a public institution of the Commonwealth of Massachusetts, holds the status of an exempt organization under the United States Internal Revenue Code. Sponsor also acknowledges that certain facilities in which the Research Project may be performed were financed through offerings of tax-exempt bonds. If the Internal Revenue Service determines, or if counsel to Institution reasonably determines, that any term of this Agreement jeopardizes the tax-exempt status of Institution or the bonds used to finance Institution facilities, the relevant term is invalid and the parties shall modify the term pursuant to Section 8.16.

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         8.8. Relationship of Parties. For the purposes of this Agreement, each party is an independent contractor and not an agent or employee of the other party. Neither party may make any statements, representations, or commitments of any kind, nor take any action which is binding on the other party, except as may be explicitly provided for in this Agreement or authorized in writing by the other party.

         8.9. Counterparts. This Agreement may be executed in one or more counterparts, each of which is an original, and all of which together are the same instrument.

         8.10. Headings. All headings are for convenience only and do not affect the meaning of any provision of this Agreement.

         8.11. Binding Effect. This Agreement is binding upon and inures to the benefit of the parties and their respective permitted successors and assigns.

         8.12. Assignment. This Agreement may not be assigned by either party without the prior written consent of the other party.

         8.13. Amendment and Waiver. This Agreement may be amended, supplemented, or otherwise modified only by means of a written instrument signed by both parties. Any waiver of any rights or failure to act in a specific instance relate only to that instance and is not an agreement to waive any rights or fail to act in any other instance, whether or not similar.

         8.14. Governing Law. This Agreement is governed by and construed in accordance with the laws of the Commonwealth of Massachusetts irrespective of any conflicts of law principles. The parties may only bring legal action that arises out of or in connection with this Agreement in Massachusetts Superior Court in Suffolk County.

         8.15. Notice. Any notices required or permitted under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be sent recognized national overnight courier or registered or certified mail, postage prepaid, return receipt requested, to the following addresses or facsimile numbers of the parties:

         If to Institution:
         Office of Technology Management
         333 South Street, Suite 400
         Shrewsbury, MA 01545
         (508) 856-1626      fax: (508) 856-1482
         Attention: James P. McNamara, Ph.D.

         If to Sponsor:

         Advanced Influenza Technologies, Inc.
         2109 E. Palm Avenue
         Tampa, Fl 33605
         Attention:     Joel Edelson
         Invoices to:   Accounting


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A party may change its contact information immediately upon written notice to the other party in the manner provided in this Section.

         8.16. Severability. If any provision of this Agreement is held invalid or unenforceable for any reason, the invalidity or unenforceability does not affect any other provision of this Agreement, and the parties shall negotiate in good faith to modify the Agreement to preserve (to the extent possible) their original intent. If the parties fail to reach a modified agreement within sixty
(60) days after the relevant provision is held invalid or unenforceable, then the dispute shall be resolved in accordance with the procedures set forth in
Article 7. While the dispute is pending resolution, this Agreement shall be construed as if the provision were deleted by agreement of the parties.

         8.17. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements or understandings between the parties relating to its subject matter.

         The parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.


UNIVERSITY OF MASSACHUSETTS                ADVANCED INFLUENZA TECHNOLOGIES, INC.



_____________________________________      _____________________________________

By: James P. McNamara, Ph.D.               By: Joel Edelson

Title: Executive Director                  Title: President

       Office of Technology Management


Date:________________________________      Date:________________________________




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


                                    EXHIBIT A
                                    ---------



                       Outline of the Sponsored Research:
                       ----------------------------------

Laboratory research including both in vitro (lab bench based) and in vivo (animal) studies to support the GMP manufacturing, definitive toxicology and FDA IND application.


Specific tasks and deliverables:

    1. Provide 3 finally optimized flu DNA vaccine plasmids ready for GMP manufacturing (one each for H1, H3 and H5 serotypes)
    2.   Support GMP facility to establish Master Cell Banks and Working Cell
         Banks;
    3. Verify the quality of flu DNA vaccines produced by GMP facility A. Perform in vitro flu antigen expression studies;


The above plan does not include work to be performed by Dr. Lu to guide the whole product development plan including the interaction between the development team and CRO, his assistance on FDA application, clinical protocol design and submission.

The above work does not cover the clinical assay for the clinical trial, which will be included as part of the sponsored research for clinical trial. That agreement will be developed when the flu DNA vaccine products are almost ready for clinical testing.




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

                                    EXHIBIT B
                                    ---------

                             Sponsor Contributions:
                             ----------------------

AITI agrees to fund a two year ($325,600) unrestricted project for ($162,800 per year which includes both direct and indirect rates) with a primary objective during the first year to conduct lab (including bench) work to provide three (3) well documented DNA plasmids (H1, H3, & H5) in preparation for GMP manufacturing. The desired outcome will be to go through a GLP-like process to document the characterization, quality and authenticity of seed bacteria/DNA plasmids necessary for GMP manufacturing within acceptable current points of consideration from the Center for Biological Evaluation and Research (CBER), as outlined in Exhibit D. It is understood that after year one, if the desired outcome is not achieved, the agreement may be cancelled and the second year's payment not required at the sole discretion of the Sponsor.

                                Payment Schedule:
                                -----------------

Year 1:  $162,800 as follows:

25%  on or before the Effective Date of the Agreement
25%  90 days after the Effective Date of the Agreement
25%  180 days after the Effective Date of the Agreement
25%  270 days after the Effective Date of the Agreement

Year 2:  $162,800 as follows:

25% on or before the first anniversary of the Effective Date of the Agreement 25% 90 days after the first anniversary of the Effective Date of the Agreement 25% 180 days after the first anniversary of the Effective Date of the Agreement 25% 270 days after the first anniversary of the Effective Date of the Agreement





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